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January 13, 2011	WASHINGTON, D.C.
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BY EDGAR

Mr. Michael Seaman

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4561

Re:	BankUnited, Inc.
Registration Statement on Form S-1
File No. 333-170203

Dear Mr. Seaman:

On behalf of BankUnited, Inc. (the “Company”), we filed Amendment No. 2 to the above-referenced Registration Statement (the “Registration Statement”) with the Securities and Exchange Commission on January 10, 2011.

In order to facilitate the Staff’s review of the Registration Statement, although a bona fide estimate of the price range for the initial public offering (the “IPO”) has not been finalized at this time, the Company currently anticipates that the IPO price will fall between $22 and $26 per share, subject to change based on market conditions.  The Company also advises that the bona fide price range included on the front cover page of the preliminary prospectus prior to the time of effectiveness will be narrowed to be no greater than $3.

In response to the Staff’s request, the Company sets forth below information relating to all options granted since the Acquisition (as defined in the Registration Statement) as of January 10, 2011 (as adjusted for stock splits since that date):

Grant date	No. of options granted	Strike price
7/9/09	4,630	$10.00
9/15/09	92,500	$10.00
9/25/09	252,630	$11.14
12/2/09	34,930	$16.29
2/3/10	29,620	$17.86
3/29/10	237,900	$17.86
8/18/10	118,380	$19.97
11/17/10	261,110	$22.24

Total no. of options granted	1,031,700
Total no. of options forfeited	(49,900)
Total no. of options outstanding	981,710
Shares issuable upon exercise of outstanding options as percentage of common stock outstanding	1.1%

The Company advises the Staff that the fair value of its common stock was based on third-party valuation analyses.  The Company also notes the following factors that are relevant in explaining the increase in the fair value of the common stock since the first grant date:

•                  The Company has made significant progress in executing its primary strategic objective to transform BankUnited, a federal savings association (the “Bank”), to a service-driven, relationship-based, business-focused bank, including a redesign of the Bank’s underwriting functions, improvement of the Bank’s information technology systems and optimization of the Bank’s existing branch network, which has resulted in substantial improvements in the Company’s business since the Acquisition;

•                  The Company has increased its tangible book value;

•                  The Company has recruited a new executive management team and enhanced its middle management team, which facilitated execution of the Company’s business plan and allowed the Company to capitalize on opportunities and better navigate risks in the market;

•                  The Company began paying dividends in October 2010;

•                  Continuation of the Company’s growth trend;

•                  The completion of the IPO will provide the Company with additional capital, enable the Company to access the public capital markets in the future and raise its overall business profile;

•      There has been a reduction in risk-free rates and an increase in expected volatility — key metrics used in the Black-Scholes option pricing model that the Company’s third-party advisors use to value its options; and

•                  Stock values across the banking industry have increased, driven, in large part, by the easing of the financial crisis and increased clarity related to bank regulation. The Keefe, Bruyette & Wood Bank Index, a benchmark index used to track the performance of the banking industry, is up 185% from its March 2009 low.

We currently expect that the preliminary prospectus included in the next amendment will be the preliminary prospectus which will be initially used for marketing the offering.

* * * * *

If you have any questions or require any additional information, please telephone the undersigned at (212) 735-4112 or Dwight S. Yoo at (212) 735-2573.

Sincerely,

/s/ Richard B. Aftanas
Richard B. Aftanas

cc:	Paul Cline, Securities and Exchange Commission
Kevin W. Vaughn, Securities and Exchange Commission
David Lin, Securities and Exchange Commission
John A. Kanas, BankUnited, Inc.
Richard D. Truesdell, Jr., Esq., Davis Polk & Wardwell LLP